Exhibit 99.1

Emera Announces Expiration and Settlement of Exchange Offer

HALIFAX, Nova Scotia, January 17, 2017:

Emera US Finance LP (the “Issuer”), a limited partnership financing subsidiary, wholly owned directly and indirectly by Emera Incorporated (“Emera”) today announced that its offer to exchange (the “Exchange Offer”) USD $3.25 billion aggregate principal amount of multiple series of its outstanding senior unsecured notes (the “Old U.S. Notes”), as set forth below, for the New U.S. Notes in an equal principal amount (the “New U.S. Notes”) that have been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), expired at midnight, New York City Time, on, January 13, 2017.

On June 16, 2016, the Issuer completed the issuance of the Old U.S. Notes in a private placement. The Old U.S. Notes were sold only to “qualified institutional buyers” under Rule 144A of the Securities Act and to non-U.S. persons under Regulation S of the Securities Act and were not offered for sale in Canada. The Old U.S. Notes were guaranteed by Emera and Emera US Holdings Inc., a wholly owned Emera subsidiary. The Old U.S. Notes were as follows:

USD $500 million 2.150% Notes due 2019

USD $750 million 2.700% Notes due 2021

USD $750 million 3.550% Notes due 2026

USD $1.25 billion 4.750% Notes due 2046

In connection with the initial issuance of the Old U.S. Notes, the Issuer entered into a registration rights agreement with the initial purchasers of the Old U.S. Notes in which it undertook to offer to exchange the Old U.S. Notes for new notes registered under the Securities Act.

Pursuant to an effective registration statement on Form F-10/Form S-4, filed with the United States Securities and Exchange Commission (the “SEC”), holders of the Old U.S. Notes were able to exchange them for New U.S. Notes. The terms of the New U.S. Notes issued in the Exchange Offer are identical in all material respects to the terms of the Old U.S. Notes, except that the New U.S. Notes have been registered under the Securities Act, and will not bear any legend restricting transfer. The registration rights and additional interest provisions relating to the Old U.S. Notes do not apply to the New U.S. Notes.

The Issuer has been advised that tenders with respect to USD $3.25 billion aggregate principal amount of the Old U.S. Notes, out of a total of USD $3.25 billion aggregate principal amount outstanding, were received prior to the expiration of the Exchange Offer.

The Issuer expects to issue an equal principal amount of the New U.S. Notes of each series in exchange for the Old U.S. Notes of each series that were validly tendered. Settlement of the Exchange Offer is expected to occur on or about January 17, 2017, subject to certain customary conditions.

This announcement is neither an offer to buy nor a solicitation of an offer to sell any of the Issuer or Emera’s securities. The Exchange Offer is being made only pursuant to the exchange offer documents, which have been filed with the SEC, and include the prospectus and letter of transmittal that are being distributed to holders of the Old U.S. Notes. The completion of the Exchange Offer remains subject to the terms and conditions stated in the exchange offer documents. D.F. King & Co., Inc., is acting as the exchange agent for the Exchange Offer and can be contacted at, 48 Wall Street - 22nd Floor, New York, New York 10005, attention: Krystal Scrudato, banks and brokers call collect: (212) 269-5550, all others call toll-free (800) 817-5468.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com. Except as required by law, Emera disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Emera

Emera is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately Cdn$28 billion in assets and 2015 pro-forma revenues of Cdn$6.3 billion. The company invests in electricity generation, transmission and distribution, gas transmission and distribution, and utility energy services with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera continues to target having 75-85% of its adjusted earnings come from rate-regulated businesses. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, and EMA.PR.F. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR.

For more information, please contact:

Mark Kane

Vice President, Investor Relations

(813) 228-1772

mark.kane@emera.com

Neera Ritcey

Manager, Investor Relations

(902) 428-6059

neera.ritcey@emera.com